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Exhibit 12.1

Oglethorpe Power Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30, 2016		Year ended December 31,
			2015	2014	2013	2012	2011
Computation of Ratio of Earnings to Fixed Charges:
Net margin	$62,505		$48,341	$46,635	$41,480	$39,320	$37,737
Less: income from equity investees	—		(1,618)	(1,712)	(1,675)	(1,576)	(1,656)

Adjusted net margin	62,505		46,723	44,923	39,805	37,744	36,081
Interest expense	273,066		354,269	344,561	313,491	307,482	296,138
Less: interest capitalized during period	(84,460)		(108,667)	(102,081)	(95,886)	(83,892)	(72,692)
Amortization of deferred debt expense	8,946		15,545	16,653	15,872	20,410	20,901
Interest portion of rental expense	1,302		1,691	2,142	2,599	2,649	2,658

Earnings	261,343		309,561	306,198	275,881	284,393	283,086

Interest expense	273,066		354,269	344,561	313,491	307,482	296,138
Amortization of deferred debt expense	8.946		15,545	16,653	15,872	20,410	20,901
Interest portion of rental expense	1,302		1,691	2,142	2,599	2,649	2,658

Fixed Charges	$283,298		$371,505	$363,356	$331,962	$330,541	$319,697

Ratio of Earnings to Fixed Charges	0.92	(1)	0.83 (2)	0.84 (3)	0.83 (4)	0.86 (5)	0.89 (6)

(1)
The dollar amount for the deficiency for the nine-months ended September 30, 2016 is $21,955,000.

(2)
The dollar amount for the deficiency for the fiscal year ended December 31, 2015 is $61,944,000.

(3)
The dollar amount for the deficiency for the fiscal year ended December 31, 2014 is $57,158,000.

(4)
The dollar amount for the deficiency for the fiscal year ended December 31, 2013 is $56,081,000.

(5)
The dollar amount for the deficiency for the fiscal year ended December 31, 2012 is $46,148,000.

(6)
The dollar amount for the deficiency for the fiscal year ended December 31, 2011 is $36,611,000.

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  Exhibit 12.1
Oglethorpe Power Corporation Computation of Ratio of Earnings to Fixed Charges (Unaudited)